Mail Stop 4561

March 26, 2007

Scott Newman
President, Chief Executive Officer
  and Chairman
Conversion Services International, Inc.
100 Eagle Rock Avenue
East Hanover, New Jersey 07936

>   **Re: Conversion Services International, Inc.**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed on March 8, 2007**
>   **File No. 0-52412**

Dear Mr. Newman:

    We have limited review of the above-referenced filing to matters identified below and have the following comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing this information, we may or may not raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


<u>Schedule 14C</u>


<u>Authorized Common Stock Increase and the Transaction</u>

1. The actions to be taken described in the Information Statement concern shareholder approval for the issuance of senior securities. As such, Item 11 of Schedule 14A is applicable and the information specified by paragraph (e) should be included in the Information Statement or incorporated by reference in a manner consistent with Item 13(b) of Regulation 14A. Please advise or revise.

2. Please revise the presentation of information regarding the increase in common stock on the one hand and the Transaction, on the other. As presently drafted, you provide a single heading titled Authorized Common Stock Increase and the Transaction on page 3. The discussion relating to the increase in authorized common stock then continues on page 7 under the title Purpose and Material Effects of the Stockholder Action. Since you are undertaking two actions, please revise the format to discuss all of the aspects of the increase in shares under one subheading and all of the materials terms of the Transaction, including a discussion of the background to the Transaction, under a separate, appropriate subheading.

3. Please expand the Transaction discussion on page 3 to describe your historical relationships with the investors receiving the convertible promissory notes and warrants. In addition, please include a discussion of your relationships with your debtors Laurus Master Fund and the Sands Funds and describe more specifically your reference to the "certain debt" that is owed them. A description of the material terms of the amendments to your agreements with those entities, which provides for final payments on outstanding loans, appears to be warranted. We note that you state that money received from the convertible promissory note "has been or will be used" to retire "certain debt" owed to these entities. You also state on page 8 that a final payment to satisfy the Overadvance Side Letter with Laurus was paid. Please quantify the debts and identify what portions of the funds from the promissory note have been used to pay the debts.

4. Please expand the discussion to describe in greater detail all of the material terms of the convertible promissory note and warrants. For instance, disclose identifying information regarding the transaction such as the transaction date, the name of the investors' representative and include other material terms such as the maturity date of the note and the exercise period for the warrants. Further, disclose the conversion price at $0.30 per share as well as concise information about the circumstances in which the conversion rate will be adjusted, and the impact of the adjustment provisions on the number of shares issuable under the note.

5. Quantify the potential dilutive effect on stockholders of the private placement transaction.

Except for above-cited matter, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1933 has been included.

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Providing us with marked copies of the amendment will help to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions you may have to Maryse Mills-Apenteng at (202) 551-3457 or the undersigned at 202-551-3462. If you need further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief – Legal